UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 14D-9

SOLICITATION/RECOMMENDATION STATEMENT
UNDER SECTION 14(d)(4) OF THE SECURITIES EXCHANGE ACT OF 1934

Wanda Sports Group Company Limited
(Name of Subject Company)

Wanda Sports Group Company Limited
 (Names of Person Filing Statement)

Class A Ordinary Shares, no par value*
(Title of Class of Securities)

93368R 101**
(CUSIP Number of Class of Securities)

Honghui Liao
Chief Financial Officer
Wanda Sports Group Company Limited
9/F, Tower B, Wanda Plaza
93 Jianguo Road, Chaoyang District
100022, Beijing, People’s Republic of China
+86-10-8558-8813
(Name, address, and telephone numbers of person authorized to receive notices and communications on behalf of the persons filing statement)

☒ Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

* Not for trading, but only in connection with the listing on the Nasdaq Global Select Market of the American Depositary Shares (“ADSs”), with every two ADSs representing three class A ordinary shares, no par value, of the Company (the “Class A Ordinary Shares”).
** This CUSIP number applies to the Issuer’s ADSs.

This Schedule 14D-9 consists of the following communications relating to a possible tender offer (an “Offer”) by Wanda Sports & Media (Hong Kong) Holding Co. Limited, a wholly-owned subsidiary of Dalian Wanda Group Co. Ltd. (any such offeror, the “Acquirer”) for all of the outstanding Class A Ordinary Shares of Wanda Sports Group Company Limited (the “Company”), including ADSs (with every two ADSs representing three Class A Ordinary Shares), other than Class A Ordinary Shares and ADSs owned by the Acquirer and its affiliates.  It is possible that the potential going-private transaction involving the Company will be made by means other than an Offer by the Acquirer. The Acquirer indicated that it is open to considering alternative structures, including an acquisition by the Company of Class A Ordinary Shares and ADSs, at the same price.

1.	Press release issued by the Company, dated September 30, 2020, which was furnished on Form 6-K by the Company on September 30, 2020, and is incorporated herein by reference.
2.	Communication sent to employees of the Company.

Additional Information and Where to Find It
No such Offer has commenced. This communication is neither an offer to purchase nor a solicitation of an offer to sell any securities, nor is it a substitute for the tender offer materials that the Acquirer and the Company will file with the U.S. Securities and Exchange Commission (the “SEC”).  The solicitation and offer to buy Class A Ordinary Shares and ADSs, if made in the form of an Offer, will only be made pursuant to an offer to purchase and related tender offer materials.  At the time an Offer is commenced, the Acquirer will file a tender offer statement on Schedule TO and thereafter the Company will file a solicitation/recommendation statement on Schedule 14D-9 with the SEC with respect to the Offer.
IF AN OFFER IS COMMENCED, THE TENDER OFFER MATERIALS (INCLUDING AN OFFER TO PURCHASE, A RELATED LETTER OF TRANSMITTAL AND CERTAIN OTHER OFFER DOCUMENTS) AND THE SOLICITATION/RECOMMENDATION STATEMENT ON SCHEDULE 14D-9 WILL CONTAIN IMPORTANT INFORMATION.  ANY HOLDERS OF CLASS A ORDINARY SHARES OR ADSs ARE URGED TO READ THESE DOCUMENTS CAREFULLY WHEN THEY BECOME AVAILABLE (AS EACH MANY BE AMENDED OR SUPPLEMENTED FROM TIME TO TIME) BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION THAT HOLDERS SHOULD CONSIDER BEFORE MAKING ANY DECISION REGARDING TENDERING CLASS A ORDINARY SHARES OR ADSs. Any offer to purchase, the related letters of transmittal and the solicitation/recommendation statement will be made available for free at the SEC’s website at www.sec.gov. Free copies of the offer to purchase, the related letters of transmittal and certain other offering documents will be made available by the Acquirer and when available may be obtained by directing a request to the Information Agent for the Offer which will be named in the Schedule TO. Copies of the documents filed with the SEC by the Company will be available free of charge on the Company’s internet website at https://investor.wsg.cn/investor-relations or by contacting the Company’s investor relations department at +86 (10) 8558 7456.

In addition to any offer to purchase, the related letter of transmittal and certain other tender offer documents filed by the Acquirer, as well as the solicitation/recommendation statement filed by the Company, the Company will also file reports with, or submit reports to, the SEC. The Company’s filings with the SEC are also available to the public from commercial document-retrieval services and at the website maintained by the SEC at http://www.sec.gov.

EXHIBIT INDEX

Index No.	Description

99.1	Press release issued by the Company, dated September 30, 2020 (incorporated by reference to the Form 6-K furnished by the Company on September 30, 2020).
99.2	Employee Communication